October 9, 2006                                                                                                                                               DRAFT

Mr. Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D. C. 20549-7010

Re: Hallador Petroleum Company
Form 10-KSB for the year ended December 31, 2005
Form 10-QSB for the quarter ended June 30, 2006
Your file No. 0-14731

Dear Mr. Hiller:

This letter is in response to your September 25, 2006 letter. The information below corresponds to the numbered comments in your letter.

1.	Your comment No. 1 deals with the statements of changes in stockholders’ equity.

Our response:

We agree that Regulation S-B requires a separate of Stockholders’ Equity. Please note Rule 3-04 of Regulation S-X where such information can be given in a note or a separate statement. For the last several years the only change we had in stockholders equity was net income. For the year ended December 31, 2005 we disclosed in Note 1 on page 22 a table of changes in stockholders' equity as we had activity other than net income. We feel that the disclosure is adequate. For future filings we will include a separate statement if there is material activity in the accounts.

We pride ourselves in keeping our disclosure brief, transparent and to the point and not to burden the readers of our filings with unnecessary disclosures.

2.	Your comment No. 2 deals with the cash flow statement.

Our response:

The intent on repurchasing the limited partnership interests was to provide liquidity to the limited partners. Consistent with paragraph 20 of SFAS No. 95, payment of dividends, distributions and outlays to reacquire an enterprises equity instruments are considered cash outflows from financing activities. We believe the presentation of these amounts in our statement of cash flows is consistent with the guidance in SFAS No. 95 in addition to the intent and purpose of these payments by the Company.

3.	Your comment No. 3 deals with the entitlement method for our oil and gas sales.

Our response:

We are the operator of the San Juan field which accounts for over 66% of our gas sales. There are twenty-eight producing gas wells in the field. During the past several years we have never been in any material over/under produced situation. In future filings we will address any material over/under produced situation.

4.	Your comment No. 4 deals with our purchase of outstanding stock options.

Our response:

We will revise our statement of cash flows to reflect these two items in operating activities. We will make these changes in our Form 10-KSB for the year ended December 31, 2006.

We have accounted for stock options in accordance with APB 25 as disclosed in our accounting policy footnote. When we sold the Cuyama oil and gas field in August 2004 we concluded to reward our employees by giving them cash bonuses and also by buying out their stock options. Because our stock is (i) on the OTC Bulletin Board, (ii) is thinly traded, and (iii) over 85% is controlled by board members and their affiliates there is not a true market for our stock. We concluded our employees would not receive a fair price if they exercised their options and then sold the stock. We consider the 2004 sale of the Cuyama field to be a monumental event in the life of our company. We had owned the field since 1990.

We arrived at the $2.80 based on a determination by our board of directors that such amount represented a fair price.

In January 2001, we purchased for $300,000 options from our employees. The trigger events for this action were: (i) none of our employee options have been exercised since 1990, and (ii) in January 2001 we were experiencing high prices for oil and gas sales. We wanted to share with our employees the results of the high prices.

5.	Your comment No. 5 deals with our oil and gas reserve estimates.

Our response:

Edwin James is the consulting engineer. He lives in Seattle, Washington.

His address is 1612 37th Ave, Seattle, WA 98122 and his phone number is (206) 328-6458. We take no exception disclosing this in our next Form 10-KSB but would like to understand the purpose of the request. We are not aware of any SEC requirements to include such information in a 1934 Act filing. Since our Form 10-QSB does not include reserve information we think it might be confusing to the readers if we include Mr. James’s name in such filing.

6.	Your comment No. 6 deals with the accounting of Executive compensation.

Our response:

Such amounts are included in the gain on sale of discontinued operations for 2004.

Of the $1,251,900 reported in our compensation table, $981,000 is included in the $1,305,000 originally reported in cash flows from financing activities and the remainder is included in cash flows from operating activities. As indicated in our response to comment 4 we will be revising our statement of cash flows to reflect these amounts entirely in cash flows from operating activities.

7.	Your comment No. 7 deals with our receivable from Sunrise and our investment.

Our response:

The $3,814,000 receivable was paid on July 31, 2006 as disclosed on the face of the June 30, 2006 balance sheet.

The investment in Sunrise was $1,500,000. The investment in CELLC was $127,000. The third paragraph to Note 7 to the June 30, 2006 interim financial statements discusses the $1,500,000 amount vis-à-vis FIN 45. Once we begin consolidating Sunrise, this investment account will no longer appear.

The $7,000,000 loan to Sunrise as of March 31, 2006 was repaid by Sunrise in April 2006 as disclosed on the face of the March 31, 2006 balance sheet included in our first quarter Form 10-QSB.

8.	Your comment No. 8 deals with MD&A.

Our response:

We have a verbal agreement with Indiana Power and Light (IPL.) A definitive agreement should be finalized during the fourth quarter. The verbal agreement calls for a payment of $.10 per ton as coal is produced from the Carlisle mine for the first two years and $.25 per ton in future years for the life of the mine. If coal is not mined, we have no obligation to pay. In view of the fact that the coal will be selling at $27 per ton, we view this settlement as not significant. We are expecting a document from IPL soon.

Your comment No. 9 deals with controls and procedures.

Our response:

We will revise our disclosure to comply as requested in our future filings beginning with the September 30, 2006 Form 10Q-SB.

We acknowledge that :

1.	We are responsible for the adequacy and accuracy of the disclosure in our filings.
2.	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/S/VICTOR P. STABIO
Victor P. Stabio,
President and CEO